October 15, 2010
Mr. Mark Webb
Legal Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Farmers & Merchants Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Fiscal Quarter Ended March 31, 2010 Filed February 26, 2010 File No. 0-14492
Dear Mr. Webb:
We are presenting our responses to the comments received in your letter dated October 5, 2010. Our responses follow your comments, which we have reproduced in bold print. In connection with this response, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings,

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Fiscal Year Ended December 31, 2009
Business, page 3
General
1.	We have reviewed your response to prior comment two from our letter dated July 14, 2010 and related disclosures. On page 5 of your June 30, 2010 Form 10-Q, you disclose that Loan Policy defines parameters to essential underwriting guidelines such as loan-to-value ratio, cash flow and debt-to-income ratio, etc. Please revise your future filings to provide more specific information with respect to your underwriting requirements by loan type. For example, if you require a minimum loan-to-value ratio for a consumer real estate loan, revise to disclose the ratio and any other significant loan requirements.
The below listing will be included in the discussion on underwriting guidelines in the September 30, 2010 10-Q. Loan to values represent maximums as stated in policy. Future filings may include additional information on underwriting requirements as deemed necessary.
The following table is intended as a quick reference only. Advance rates indicated should be considered maximums and are subject to applicable policy provisions.

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Consumer Loans	Max LTV
Cars/Vans/Light Trucks
All years
Purchases/retail value (fees & tax)	110%
Indirect/retail value (fees & taxes)	110%
Indirect with Add-ons	130%

Vehicles secured /retail value	65%

Boats/Campers/Motorcycles/RV’s/Motor Coach
< 2 Years	90%
≥ 3 Years	80%

Snowmobiles/Four Wheelers/Jet Skies/Mowers
New	85%
Used	80%

1-4 Family Residential Properties
In-House	90%*
Rental	75%**
Secondary (See Terms of Secondary Market Program)
Home Equity/Jr. Liens	80%
credit score 720 and higher
Home Equity	75%
credit score less than 720
Home Equity/Jr. Liens
(non-F&M priority lien)	75%
Home Equity/Jr. Liens
(manufactured home/condo)	N/A
Bridge Loan	80%
Construction — The lesser of 80% of fair market value or 90% of hard cost.
Raw Land / Lot Improved	75%
Raw Land / Lot Unimproved	65%
Non-Conforming Property	N/A
Jumbo Loan	75%
Refer to Secondary Market Guidelines
State of Michigan Property	75%
State of Michigan Property with PMI	90%
State of Indiana Property	80%
State of Indiana Property with PMI	90%

*	PMI Insurance Required if LTV Exceeds 80%.

**	Not to exceed the lower of cost or appraisal.

***	Excluding Freddie Mac Loans

Commercial / Agriculture Real Estate
Commercial Real Estate	80%
Agriculture Real Estate	70	*
Construction — The lesser of 80% of fair market value or 90% of hard cost.

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Commercial / Agriculture Real Estate
Secondary (See Terms of Secondary Market)**
Single Purpose Real Estate	70%

*	On all appraisals completed in 2008. 80% on appraisals completed prior to 2008.

**	Programs Include — See Secondary Market References.

Commercial / Agriculture
Accounts Receivable
A/R 90 days with aging	up to 80%
(Eligible — see procedures for definition)
A/R without aging	up to 35%

Inventory
Inventory	up to 50%
(Eligible — see procedures for definition)
Inventory Raw Material	50%
WIP (Work in Process)	0%
Finished Goods	50%
Stored Grain	80%
Warehouse Receipts of Grain	87% or max. Established by the Reg.
Assigned Insured Growing Crops	75% of input cost
Feeder Livestock (Purchase or Existing)	80% of FMV
Breeding Livestock	50%
Floor Plan Used Vehicles	80% of wholesale
Floor Plan New RV’s/Campers	80% of wholesale
Floor Plan Manufactured Homes	80% of wholesale

Equipment
New Equipment	up to 80% of invoice
Existing Equipment	up to 50% of listed equipment
Appraisal of existing	up to 75% of market value
Restaurant / Bar	up to 35% of market value
Heavy Trucks	up to 75% of market value
Titled Trailers	up to 75% of market value
Aircraft	up to 75% of appraised fair market value
2.	We have reviewed your response to prior comment three from our letter dated July 14, 2010. You state that the Bank is occasionally ordered by the courts to give terms to borrowers that are better than what it would like for the risk associated with that credit...” Please define “occasionally” and explain in further detail how you determined these loans should not be classified as troubled debt restructurings, as they appear to meet the definition as outlined in ASC 310-40-15-5 & 15-6 (formerly paragraph 2 of SFAS 15). Tell us the dollar amount of loans modified in response to court orders for each period presented.

We have two cases where rates that came out of bankruptcy cases were better than what the risk was for the credit but still within acceptable rates to the bank. The one was for a loan of

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$164,220.65 at 5.25% for the duration of the bankruptcy plan which is from 3/31/09 to 12/10/11. The second was a loan for $471,668 at 6% also for the duration of that plan which is 60 months. In both cases the customer would have been able to handle higher rates but the court system wanted to insure the success of the plan. We do not consider these troubled debt restructures because the structure is of a conventional nature and cash flow actually improved because of the bankruptcy.
3.	We have reviewed your response to prior comment four from our letter dated July 14, 2010 and related disclosures. Please tell us and revise your future filings to disclose in more detail how you determine discounts on outdated appraisals for your collateral dependent loans. Disclose how you determine whether a discount is required, and if so the process you use to determine the amount of such discount. For example, you state that management reviews properties supporting asset dependent loans on a quarterly basis to consider market events indicating that a change in value has occurred. Discuss this process in more detail and explain how any observed changes result in discounts to outdated appraisal values.

Performing non-watch list customers secured in whole or in part by real estate do not require an updated appraisal unless the loan is rewritten and additional funds advanced. Watch List customers secured in whole or in part by real estate require updated appraisals bi-annually. All loans are subject to loan to values as found in Loan Policy no matter what their grade. Our watch list is reviewed on a quarterly basis by management and any questions to value are addressed at that time. All watch list accounts are to have real estate appraisals that are less than two years of age.

4.	In addition to the above, please tell us and revise your future filings to disclose in more detail how you determine an updated appraisal of a watch list loan is required.

It is the Bank’s policy to have collateral underlying Watch List loans secured in whole or in part by real estate reappraised every two years. All loans are subject to loan to values as found in Loan Policy no matter what their grade. Our watch list is reviewed on a quarterly basis by management and any questions to value are addressed at that time. All watch list accounts are to have real estate appraisals that are less than two years of age.
Note 16 Fair Value of Financial Instruments
Fair Value Measurements, page 62
5.	We have reviewed your response to prior comments 21-22 from our letter dated July 14, 2010 and related disclosures. We note you added certain fair value disclosures to MD&A in you June 30, 2010 Form 10-Q. However, ASC 820-10-50 requires these disclosures in the financial statements. Please revise your future filings accordingly.

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The section titled “Fair Value of Financial Instruments” that was in the June 30, 2010 10-Q MD&A will be moved to a footnote to the financial statements for the September 30, 2010 10-Q and future filings. The proposed disclosure related to the Company’s 2009 10-K, as outlined in the Company’s response letter dated August 17, 2010, will be incorporated into Note 16 of the 2009 financial statements.
Executive Compensation, page 70
Compensation Discussion and Analysis, page 21 of proxy statement on Schedule 14A
6.	We note in your response to comment 16 that you believe the company did not use benchmarking in 2009. However, it appears that you compile a peer group of banks and use their compensation levels as a reference point to assist you in setting your own compensation levels. We refer you to the description of benchmarking in Regulation S-K Compliance and Disclosure Interpretation 118.05. Therefore, we reiterate our prior comment to identify the peer group in future filings, as appropriate, as well how you use such comparative information in reaching decisions about compensation.

The Company does look at peer companies which are similar in size ($500 million to $1.6 billion), and geographic locations (located in Ohio, Indiana and Michigan), and which are also publicly held and performing similarly to the Company as one piece of information to aid in determining executive compensation levels. The information is pulled from the proxies filed by those companies as of the previous year end. This provides a regional comparison to what the Company may gather from other national peer comparisons. For 2009, the Company took into consideration the base salary and incentive compensation paid to the chief executive officer of each of the following eight peer banks (symbol), as well as the respective ROA (Return on Asset) of each): First Defiance Financial Corp (FDEF), MBT Financial (MBTF), First Citizens Banc Corp (FCZA), Dearborn Bancorp (DEAR), Tower Financial Corp (TOFC), United Bancshares (UBOH), Rurban Financial Corp (RBNF), and Lincoln Bank (LNCB). The financial performance of the selected peer group is also evaluated relevant to the performance of peers located outside of the Midwest, which information is made available by the FDIC as part of its Uniform Bank Performance Report.

Additional information similar to the above will be included in next year’s proxy to help clarify what is reviewed in determining pay levels.
Form 10-Q for the Fiscal Quarter ended March 31, 2010
Notes to Condensed Consolidated Financial Statements
General
7.	We have reviewed your response to prior comment 26 from our letter dated July 14, 2010 and related disclosures. We note you added the requested investment securities disclosures to MD&A in your June 30, 2010 Form 10-Q. However, ASC 320-10-50 requires these disclosures in the financial statements. Please revise your future filings accordingly.

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The investment disclosures included in the “Liquidity and Capital Resources” section of the June 30, 2010 10-Q MD&A will be moved to a footnote to the financial statements for the September 30, 2010 10-Q and future filings.
Material Changes in Results of Operations
Interest Income page 10
8.	We have reviewed your response to prior comment 32 from our letter dated July 14, 2010 and related disclosures. We are unable to locate all of the disclosures set forth in Item III of Industry Guide 3 in your June 30, 2010 Form 10Q. Please revise your future filings to include these disclosures.

The Company’s Form 10-Q covering the periods ended September 30, 2010 will be drafted to include the loan portfolio disclosures set forth under Item III of Industry Guide 3. Other future 10-Q filings made by the Company will also include such disclosures as warranted by circumstances. Loan portfolio disclosures in accordance with Item III of Industry Guide 3 are generally provided as a matter of course in the annual reports filed by the Company with the Commission on Form 10-K.

The following charts will be included in the September 30, 2010 10-Q.

The following chart shows the breakdown of the loan portfolio as of December 31st for past years and as of the current quarter ended for the current year.

	(In Thousands)
	30-Sep
	2010	2009	2008	2007	2006	2005
Loans:
Commercial Real Estate	$215,142	$214,849	$226,761	$181,340	$162,363	$113,283

Agricultural Real Estate	35,820	41,045	48,607	45,518	49,564	50,777

Consumer Real Estate	88,721	98,599	89,773	102,660	86,688	115,831

Commercial/Industrial	117,625	120,543	112,526	104,188	101,788	81,893

Agricultural	58,057	59,813	56,322	58,809	69,301	61,502

Consumer	29,267	32,581	26,469	27,796	27,388	31,935

Industrial Development Bonds	2,182	2,552	7,572	9,289	7,335	9,237

Total Loans	$546,814	$569,982	$568,030	$529,600	$504,427	$464,458

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The following table shows the maturity of loans as of September 30, 2010:

	Maturities(In Thousands)
		After One
		Year
	Within	Within	After
	One Year	Five Years	Five Years	Total
Commercial Real Estate	$41,073	$127,430	$46,639	$215,142

Agricultural Real Estate	6,626	14,554	14,640	35,820

Consumer Real Estate	6,370	18,963	63,388	88,721

Commercial/Industrial	81,962	27,468	8,195	117,625

Agricultural	42,765	12,378	2,914	58,057

Consumer	5,262	21,427	2,578	29,267

Industrial Development Bonds	580	551	1,051	2,182
The following table presents the total of loans due after one year which has 1) predetermined interest rates and 2) floating or adjustable interest rate as of September 30, 2010.

	(In Thousands)
	Fixed	Variable
	Rate	Rate
Commercial Real Estate	$62,438	$111,631

Agricultural Real Estate	16,393	12,801

Consumer Real Estate	72,355	9,996

Commercial/Industrial	28,836	6,827

Agricultural	15,138	154

Consumer	24,005	—

Industrial Development Bonds	1,602	—

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The following table summarizes the Company’s non-accrual and past due loans as of September 30th for 2010 and as of December 31st for each of the last five years:

	(In Thousands)
	30-Sep
	2010	2009	2008	2007	2006	2005
Non-accrual loans	$11,981	$14,054	$13,575	$4,918	$4,254	$4,663
Accruing loans past due

90 days or more	22	69	2,524	—	—	—

Total	$12,003	$14,123	$16,099	$4,918	$4,254	$4,663

Sincerely,

/s/ Barbara J. Britenriker
Chief Financial Officer
Farmers & Merchants Bancorp, Inc.

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